May 15, 2023 VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance, Office of Life Sciences 100 F Street, NE Washington, DC 20549 Attn: Jenn Do Lynn Dicker Daniel Crawford Laura Crotty	Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1 212 506 5000 orrick.com Stephen Thau E sthau@orrick.com D +1 212 506 5076 F +1 212 506 5151

Re:	Catalyst Biosciences, Inc. Preliminary Proxy Statement on Schedule 14A Filed March 30, 2023 File No. 000-51173

Ladies and Gentlemen:

On behalf of Catalyst Biosciences, Inc., a Delaware corporation (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated April 27, 2023 (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on March 30, 2023.

Concurrently with this response letter, the Company is filing Amendment No. 1 to the Proxy Statement (the “Amendment”) via EDGAR.  The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Proxy Statement.

To facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response.  We are also providing, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the originally-filed Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Letter to Stockholders, page 1

1.
Provide prominent disclosure about the legal and operational risks associated with BC being based in and having the majority of its operations in China. Your disclosure should make clear whether these risks could result in a material change in the combined company’s operations and/or the value of its securities or could significantly limit or completely hinder its ability to offer securities to investors and cause the value of its securities to significantly decline or be worthless if the business combination is executed. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the combined company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange following the business combination.

U.S. Securities and Exchange Commission
May 15, 2023

Response:

The Company has revised the disclosure on pages 2 and 3 of the Letter to Stockholders of the Amendment to address the Staff’s comment. In addition, the Company respectfully notes to the Staff that such disclosure is prominently displayed elsewhere in the Amendment.

2.
Please prominently disclose whether the auditor for the PRC-operations portion of the combined company’s audit would be subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect the combined company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

Response:

The Company has revised the disclosure on pages 3 and 4 of the Letter to Stockholders of the Amendment to address the Staff’s comment. In addition, the Company respectfully notes to the Staff that such disclosure is prominently displayed elsewhere in the Amendment.

3.
Provide a description of how cash is transferred through BC’s organization and disclose your intentions to distribute earnings. Regarding BC, state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide a cross-reference to the consolidated financial statements.

Response:

The Company has revised the disclosure on page 3 of the Letter to Stockholders of the Amendment to address the Staff’s comment. In addition, the Company respectfully notes to the Staff that such disclosure is prominently displayed elsewhere in the Amendment.

4.	Where discussing the transaction consideration in the fourth paragraph of the letter to stockholders, please include the valuation expressed as a dollar figure, as you have done on page 3.

Response:

The Company has revised the disclosure on pages 1 and 2 of the Letter to Stockholders of the Amendment to address the Staff’s comment. In addition, the Company respectfully notes to the Staff that such disclosure is prominently displayed elsewhere in the Amendment.

U.S. Securities and Exchange Commission
May 15, 2023

5.
Where discussing the percentages of outstanding shares to be held post-Contribution, please clearly state that the pre-Contribution Catalyst stockholders will go from owning 83.4% of outstanding shares, as shown on the organizational chart on page 18, to owning 2.5% and 2.0%, the latter taking into consideration the conversion of Convertible Preferred Stock and the outstanding options of Catalyst and Gyre Options to be granted.

Response:

The Company has revised the disclosure on pages 1 and 2 of the Letter to Stockholders of the Amendment and 33 of the Amendment to address the Staff’s comment.

Questions and Answers About the Contributions
Who will be the executive officers of the combined company..., page 4

6.	Please revise the table listing the executive officers of the combined company to indicate from which pre-Contribution entity each individual originates.

Response:

The Company has revised the disclosure on pages 4 and 22 of the Amendment to address the Staff’s comment.

Catalyst Biosciences, Inc., page 9

7.
We note your statement that a Phase 1 clinical trial of Hydronidone was completed in the U.S.; however, you also state that the company does not anticipate filing an IND for the treatment of NASH in the U.S. until late 2023. Please revise your disclosure to clarify whether an IND was filed with the FDA prior to commencement of the referenced Phase 1 clinical trial. In addition, we note your statements that Catalyst plans to commence a Phase 2a proof-of-concept clinical study. However, it remains unclear whether the company has engaged with the FDA and has received approval to progress as described. Please explain.

Response:

The Company has revised the disclosure on pages 9, 207 and 211 of the Amendment to address the Staff’s comment.

Summary of the Proxy Statement
The Companies, page 9

8.
Disclose each permission or approval that you, your subsidiaries, BC or its subsidiaries are required to obtain from Chinese authorities to operate their businesses and to offer securities. State whether you, your subsidiaries, BC or its subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or BC’s operations, and state affirmatively whether you and BC have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, BC or its subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

U.S. Securities and Exchange Commission
May 15, 2023

Response:

The Company has revised the disclosure on pages 26-27 and 241-242 of the Amendment to address the Staff’s comment.

Beijing Continent Pharmaceuticals Co., Ltd, page 10

9.
Provide a clear description of how cash is transferred through BC’s organization. Disclose your intentions to distribute earnings after the business combination. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and BC’s subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and BC’s ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on BC’s ability to distribute earnings from the company, including its subsidiaries, to the parent company and U.S. investors.

Response:

The Company has revised the disclosure on pages 12-13 and 264-265 of the Amendment to address the Staff’s comment.

10.
We note the following statement on page 10: “The prevalence of IPF in the PRC increased from 83,002 in 2017 to 131,654 in 2022...” Please revise this statement to clarify the meaning of the numbers cited (i.e., number of cases, number of new patients, etc.).

U.S. Securities and Exchange Commission
May 15, 2023

Response:

The Company has revised the disclosure on pages 10, 72, 228, 229, 232, 233, 235, 236 and 237 of the Amendment to address the Staff’s comment.

11.
Please remove the statement on page 10 that the company may “quickly obtain marketing approvals” for the treatment of rare diseases and further expand the use of drugs, as the timing of regulatory approvals is not within the company’s control and cannot be predicted.

Response:

The Company has revised the disclosure on pages 10 and 277 of the Amendment to address the Staff’s comment.

12.
We note the disclosure on page 10 that Hydronidone was granted Breakthrough Therapy designation by the CDE in March 2021. Please define “CDE” here and disclose that your Breakthrough Therapy designation does not increase the likelihood that Hydronidone will ultimately receive approval.

Response:

The Company has revised the disclosure on pages 11, 45 and 225 of the Amendment to address the Staff’s comment.

13.
We note disclosure both here and elsewhere throughout the proxy statement stating or inferring that Catalyst and BC’s product candidates are or may be considered safe and/or effective. For example, we note statements that product candidates have “promising efficacy,” “potential efficacy,” and “favorable safety.” Please note that determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies; therefore, please revise your prospectus to remove all references and/or implications of safety and efficacy for unapproved product candidates. You may summarize data and findings of studies and trials conducted without drawing conclusions as to these matters.

Response:

The Company has revised the disclosure on pages 11, 43, 209, 225, 231, 232, 233, 234, 235, 236 and 239 of the Amendment to address the Staff’s comment.

The Contributions, page 12

14.
Disclose that trading in the post-Contribution company’s securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether the auditor responsible for the combined company’s PRC-operations would be subject to the determinations announced by the PCAOB on December 16, 2021.

U.S. Securities and Exchange Commission
May 15, 2023

Response:

The Company has revised the disclosure on page 15 of the Amendment to address the Staff’s comment.

15.	Please advise us of the exemption you are relying on for the issuance of Catalyst shares pursuant to the Contributions.

Response:

The Company respectfully advises the Staff that the Catalyst Common Stock and Catalyst Convertible Preferred Stock issued in the Contributions will be issued in transactions exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(a)(2) thereof.

Organizational Structure, page 18

16.	Please provide the following in this section:
• an organizational chart illustrating BC’s structure before the Contributions;
• graphically indicate how GNI USA, Inc. relates to the shown entities;
• explain the difference between BJ Continent Pharmaceuticals Limited and BC in the post-Contribution chart, as your disclosure does not clearly discuss two separate entities for BC;
• indicate who holds the remaining 30.3% of BC post-Contribution.

Response:

The Company has revised the disclosure on page 21 of the Amendment to address the Staff’s comment.

17.	In reference to footnote 2 to the chart, please revise to define “Entities” here rather than referencing the Business Combination Agreement.

Response:

The Company has revised the disclosure on page 21 of the Amendment to address the Staff’s comment.

Interests of Certain Directors, Officers and Affiliates of Catalyst and the Contributors
Interests of Catalyst, page 19

U.S. Securities and Exchange Commission
May 15, 2023

18.
Please quantify the dollar value of the grants of awards of fully vested stock options under the 2023 Omnibus Incentive Plan to be granted to Nassim Usman, Seline Miller and Thomas Eastling, as discussed on page 19.

Response:

The Company respectfully advises that it will provide information regarding quantifying the dollar value of the grants of awards of fully vested stock options under the 2023 Omnibus Incentive Plan to be granted to Nassim Usman, Seline Miller and Thomas Eastling in a subsequent amendment.

Risk Factor Summary, page 21

19.	Please revise here to describe the dilutive effects to existing Catalyst stockholders of the issuance of stock pursuant to the Contributions.

Response:

The Company has revised the disclosure on page 24 of the Amendment to address the Staff’s comment.

20.
Please disclose here the risk that the holders of Catalyst Convertible Preferred Stock could be entitled to require Catalyst to redeem, in cash, the shares of common stock underlying its Catalyst Convertible Preferred Stock, causing substantial doubt about Catalyst’s ability to continue as a going concern within one year from the filing of this proxy statement.

Response:

The Company has revised the disclosure on page 25 of the Amendment to address the Staff’s comment.

21.
In your summary of risk factors, disclose the risks your corporate structure and being based in or having the majority of the company’s operations in China after the business combination poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the proxy statement. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence the combined company’s operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the combined company’s operations and/or the value of its securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder the combined company’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

U.S. Securities and Exchange Commission
May 15, 2023

Response:

The Company has revised the disclosure on pages 25 and 26 of the Amendment to address the Staff’s comment.

Catalyst stockholders may not realize a benefit from the Contributions commensurate with the ownership dilution . . . ., page 29

22.	Please revise here to disclose the amounts and sources of dilution pursuant to the Contributions.

Response:

The Company has revised the disclosure on page 33 of the Amendment to address the Staff’s comment.

Risks Related to BC’s Business Operations in the PRC
The Chinese government may intervene in or influence BC’s operations at any time, which could result in a change in BC’s operations., page 87

23.
Please revise here to disclose that the risks discussed under this heading could significantly limit or completely hinder the combined company’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

The Company has revised the disclosure on page 92 of the Amendment to address the Staff’s comment.

24.
We note your disclosure on page 250 where you discuss the CSRC published Trial Measures. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with the obligations under the Trial Measures, and the risks to investors of non-compliance.

Response:

The Company has revised the disclosure on page 266 of the Amendment to address the Staff’s comment.

U.S. Securities and Exchange Commission
May 15, 2023

Risks Related to the Combined Company
The certificate of incorporation and bylaws of the combined company will provide that the Court of Chancery of the State of Delaware . . . ., page 101

25.
We note that your forum selection provision of the combined company will identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision will apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your proxy statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

The Company has revised the disclosure on page 106 of the Amendment to address the Staff’s comment. The Company respectfully confirms to the Staff that the combined company’s certificate of incorporation and bylaws will explicitly state that the forum selection provision does not apply to claims arising under federal securities laws.

The Contributions
Catalyst’s Background of the Contributions, page 114

26.	Please revise here to discuss the negotiations between the parties leading to Nassim Usman, Ph.D. remaining as a director and Seline Miller remaining as an executive officer of the combined company.

Response:

The Company has revised the disclosure on pages 120-121 of the Amendment to address the Staff’s comment.

Opinion of Catalyst’s Financial Advisor, page 118

U.S. Securities and Exchange Commission
May 15, 2023

27.	Please revise here to disclose whether there were any material changes made to the draft documents reviewed by Raymond James disclosed on page 119. If so, disclose those changes.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that there were no material changes made to the draft documents reviewed by Raymond James. The Company has revised the disclosure on page 125 of the Amendment to address the Staff’s comment.

28.
We note you state here that the Raymond James fairness opinion is attached to this proxy statement as Annex C. Annex C appears to be an accounting consent and the full text of the opinion does not appear elsewhere in the proxy statement. Please attach the opinion to the proxy statement or otherwise advise.

Response:

The Company has revised Annex C attached to the Amendment to address the Staff’s comment.

29.
Please revise your disclosure to summarize Raymond James’ discounted cash flow analysis and any other valuation analyses conducted in preparation for rendering the fairness opinion. Please also summarize the projections provided to Raymond James and used in reaching the fairness determination and disclose the assumptions and bases relied related thereto.

Response:

The Company has revised the disclosure on pages 126-128 of the Amendment to address the Staff’s comment.

30.	Please revise to quantify the amount of compensation paid by Catalyst to Raymond James and its affiliates over the past two years.

Response:

The Company has revised the disclosure on page 130 of the Amendment to address the Staff’s comment.

The Business Combination Agreement
Conditions to the Completion of the Contributions, page 137

31.
We note you disclose here that conditions to the completion of the contributions are subject to the satisfaction or waiver by each of the parties. Please revise to state which conditions may be waived and revise your Risk Factors if applicable.

U.S. Securities and Exchange Commission
May 15, 2023

Response:

The Company has revised the disclosure on page 149 of the Amendment to address the Staff’s comment.

Catalyst’s Business
Summary, page 193

32.
We note your statement that Hydronidone performed better than Pirfenidone at comparable dose in the murine NASH model. Please revise your disclosure to provide information regarding any head-to-head trials conducted comparing Hydronidone to Pirfenidone directly. If head-to-head trials were not conducted, please remove this statement and any similar comparisons.

Response:

The Company has revised the disclosure on page 208 of the Amendment to address the Staff’s comment.

Hydronidone Pre-Clinical Development in NASH, page 198

33.
We note you plan to use clinical data obtained in the recently completed Phase 2 clinical study of Hydronidone conducted by BC in the PRC. Please revise here to disclose the FDA may not accept the data from this clinical study and provide risk factor disclosure that the FDA may require you to conduct additional trials if it does not accept data from BC’s clinical study or believes that additional data is necessary to supplement your clinical study data.

Response:

The Company has revised the disclosure on pages 44 and 212 of the Amendment to address the Staff’s comment.

Intellectual Property, page 200

34.	Please revise page 201 to disclose all jurisdictions related to the granted patents for your first and second patent families. Please also include the expiration dates or years of each.

Response:

The Company has revised the disclosure on page 214 of the Amendment to address the Staff’s comment.

Our Clinical-Stage Product - Hydronidone: A Drug to Reverse Liver Fibrosis Associated with CHB, page 218

U.S. Securities and Exchange Commission
May 15, 2023

35.
Please remove your statement that “Hydronidone is expected to remain the only approved anti-fibrosis drugs for the treatment of CHB in the PRC, for at least a few years after approval, according to Frost & Sullivan” as such statement is premature at this stage of development and implies not only that regulatory approval will be obtained, which is outside of the control of the company and unknown, but also that no competitors will develop competing products in the interim.

Response:

The Company has revised the disclosure on page 233 of the Amendment to address the Staff’s comment.

Phase 2 Study of Hydronidone for liver fibrosis associated with CHB in the PRC, page 220

36.	Please expand BC’s discussion of the SAEs observed in the Phase 2 study of Hydronidone to describe the SAEs.

Response:

The Company has revised the disclosure on page 233 of the Amendment to address the Staff’s comment.

F573: Potential Category 1 New Drug for ALF/ACLF, page 221

37.
Please revise here to summarize the results of the Phase 1 clinical trial for F573. To the extent results are not yet available, state when BC expects to receive them. Regarding the Phase 2 trial, disclose the trial design, primary and secondary endpoints.

Response:

The Company has revised the disclosure on page 235 of the Amendment to address the Staff’s comment.

Our Preclinical-Stage Product Candidates, page 222

38.	Please revise your discussion of the F528 and F230 preclinical studies to state whether results you refer to are statistically significant.

Response:

The Company has revised the disclosure on page 236-237 of the Amendment to address the Staff’s comment.

Intellectual Property, page 232

U.S. Securities and Exchange Commission
May 15, 2023

39.
Please revise this section to disclose the type of patent protection (e.g., composition of matter, use, or process) and the expected expiration dates, on an individual or patent family basis, for all material patents owned by BC.

Response:

The Company has revised the disclosure on pages 246-247 of the Amendment to address the Staff’s comment.

BC Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 260
Results of Operations, page 264

40.
We note from page F-57 that BC’s trade receivables increased 70% during 2022, as compared to an increase of 21% in total RMB revenues. Please explain the reason(s) for why trade receivables have increased at a significantly faster rate than revenues. Quantify how much of the balance has been collected subsequent to December 31, 2022.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that beginning in February 2022, various regions across China were impacted by COVID-19, resulting in an average increase of approximately 10 days in collection time from most customers in the affected areas. As a result, the balance of trade receivables increased accordingly. In November and December 2022, COVID-19 spread on a large scale nationwide in China, causing most customers to pay their trade receivables that were due by the end of 2022 in January or February 2023. As of December 31, 2022, BC experienced a significant increase in trade receivables amounting to approximately RMB 24 million compared to December 31, 2021. The aforementioned trade receivables were fully collected in January and February 2023. As of the end of March 2023, the balance of trade receivables for BC has returned to normal levels, amounting to approximately RMB 89 million. RMB 104.6 million, accounting for 96.3% of trade receivables balance as of December 31, 2022, were collected subsequent to December 31, 2022.

41.
As disclosed on page 265, we note that BC’s gross profit margin has approximated 96% in each of the last two years. Please revise the disclosure to explain how BC has maintained such a high level of gross profit margin and/or why raw materials and the remaining components of cost of sales, if applicable, is so low. Additionally, describe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenues or gross profit margins. Refer to Item 303(b)(2)(ii) of Regulation S-K.

U.S. Securities and Exchange Commission
May 15, 2023

Response:

The Company has revised the disclosure on page 282 of the Amendment to address the Staff’s comment.

BC Financial Statements, page F-32

42.
Based on the disclosures discussed on pages 94-95 and 248-249 regarding restrictions on the ability of BC’s Chinese subsidiaries to remit sufficient foreign currency to offshore entities for such offshore entities to be able to pay dividends, make other payments or otherwise satisfy BC’s foreign-currency-denominated obligations, please address the need for BC to provide the Schedule I per Rule 5-04(c) of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has considered Rule 5.04(c) of Regulation S-X in relation to limitations on dividends and distributions paid from BC’s single subsidiary in China. BC and BC’s only subsidiary are both companies incorporated in the PRC. There are no restrictions imposed on renminbi cash dividend payments from BC’s subsidiary to BC because there are no foreign exchange controls between a subsidiary and a parent company both incorporated in the PRC. Therefore, the Company respectfully submits to the Staff that BC’s situation does not meet the conditions for disclosure of Schedule I required by Rule 5-04(c) of Regulation S-X. The Company respectfully advises that it has revised the disclosure on page 265 of the Amendment to clarify that the restrictions to remit sufficient foreign currency apply to BC, not to its subsidiary.

11. Intangible Assets, page F-55

43.
We note product development in progress accounts for most of the intangible assets balance. It is not clear to us why such costs are classified as intangible assets. Please identify the transactions that have resulted in these amounts and/or address why these costs, referring to the disclosure on page F-39, are not accounted for as inventories.

Response:

The Company respectfully advises the Staff that “product development in progress” represents certain capitalized development costs incurred for the development of BC’s product candidates, which were recognized as intangible assets in accordance with IAS 38.57. As BC has not received regulatory approval for the commercialization of such product candidates, amounts included in “product development in progress” do not represent assets (a) held for sale in the ordinary course of business, (b) in the process of production for sales, or (c) in the form of materials or suppliers to be consumed in the production process or in the rendering of services in accordance with IAS 2.6 and are not accounted for as inventories.

U.S. Securities and Exchange Commission
May 15, 2023

Please direct any questions concerning this letter to the undersigned at (212) 506-5076 or sthau@orrick.com.

Very truly yours,

/s/ Stephen Thau

Stephen Thau

ORRICK, HERRINGTON & SUTCLIFF LLP

cc:	Nassim Usman, Ph.D., President and Chief Executive Officer